Health In Harmony, Inc.

464 Gorge Road, #3E

Cliffside Park, New Jersey 07910

(917) 952-9791

February 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Health in Harmony, Inc. Preliminary Information Statement on Schedule 14C File No. 000-54632

Ladies and Gentlemen:

Health in Harmony, Inc. (the “Company”) hereby acknowledges and agrees that if and when it consummates the Proposed Transaction (as defined in the aforementioned Preliminary Information Statement on Schedule 14C), it will file a Form 8-K in accordance with the rules and instructions thereof, including the information required under Item 5.06 thereof.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTH IN HARMONY, INC.

By:	/s/ Nickolay Kukekov
	Name:	Nickolay Kukekov
	Title:	Chief Executive Officer

cc:	Herrick, Feinstein LLP